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                                    FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934



For the month of                          JULY                           2005
                         ------------------------------------        -----------
Commission File Number                   0-29898
                         ------------------------------------

                           RESEARCH IN MOTION LIMITED
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                (Translation of registrant's name into English)

             295 PHILLIP STREET, WATERLOO, ONTARIO, CANADA N2L 3W8
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                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

             Form 20-F                           Form 40-F         X
                       ----------------                    ----------------


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):


         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                   Yes                                  No         X
                       ------------------                  ------------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________



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DOCUMENTS INCLUDED AS PART OF THIS REPORT


     Document
         1 Report of Scrutineers arising from Research In Motion Limited's annual meeting of shareholders held on July 18, 2005.


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                                                                    DOCUMENT 1

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RESEARCH IN MOTION LIMITED

Annual Meeting of Shareholders
Held on Monday, July 18, 2005

PRELIMINARY ATTENDANCE REPORT OF SCRUTINEERS



The undersigned Scrutineers report as follows:


1. There are a total of 160,573,444 common shares represented at this Annual Meeting, representing 84.17 % of the total common shares of the Company issued and outstanding as at May 30, 2005 (190,781,957).

2. There are 7 registered holders of common shares personally in attendance and 298 registered holders of common shares represented by proxy at this Annual Meeting.

3. All shareholders present in person and represented by proxy have been checked by us against the register of shareholders of the Company.


Dated:  July 18, 2005

Computershare Trust Company of Canada


/s/ Mark Thompson
------------------------
Mark Thompson

/s/ Murielle Mallette
------------------------
Murielle Mallette

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RESEARCH IN MOTION LIMITED

Annual Meeting of Shareholders
Held on Monday, July 18, 2005

FINAL ATTENDANCE REPORT OF SCRUTINEERS



The undersigned Scrutineers report as follows:


1. There are a total of 160,573,444 common shares represented at this Annual Meeting representing 84.17 % of the total common shares of the Company issued and outstanding as at May 30, 2005 (190,781,957).

2. There are 7 registered holders of common shares personally in attendance and 298 registered holders of common shares represented by proxy at this Annual Meeting.

3. All shareholders present in person and represented by proxy have been checked by us against the register of shareholders of the Company.


Dated:  July 18, 2005

Computershare Trust Company of Canada



/s/ Mark Thompson
------------------------
Mark Thompson

/s/ Murielle Mallette
------------------------
Murielle Mallette

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RESEARCH IN MOTION LIMITED

Annual Meeting of Shareholders
Held on Monday, July 18, 2005

QUORUM REQUIREMENT


Quorum Requirement:

Rule: As provided in the Management Information Circular for this Annual Meeting of Shareholders, the presence of two shareholders or proxy holders entitled to cast votes representing at least 20% percent of the Company's Common Shares will constitute a quorum at the Meeting.

Quorum: The undersigned Scrutineers hereby certify that at the Annual Meeting referred to above, there were 7 persons entitled to vote, present in person.

There were 190,781,957 common shares issued and outstanding as fully paid on May 30, 2005.


Dated:  July 18, 2005

Computershare Trust Company of Canada



/s/ Mark Thompson
------------------------
Mark Thompson

/s/ Murielle Mallette
------------------------
Murielle Mallette


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                                   SIGNATURES



         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     RESEARCH IN MOTION LIMITED
                                     -------------------------------------
                                                 (Registrant)

Date:  July 27, 2005                 By:        /s/ ROB DUNCAN
       ---------------------             ---------------------------------
                                         Name:   Rob Duncan
                                         Title:  Vice President,
                                                 Corporate Controller